UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1207, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

9F Closed an Entrustment Transaction

Beijing, China, June 1, 2026 -- 9F Inc. (“9F” or the “Company”) (NASDAQ: JFU), a digital technology service provider aiming to empower institutional partners with advanced financial technologies, today announced that the Company has closed an entrustment transaction with SCLOUDPAY (HONGKONG) INTERNATIONAL LIMITED (the “Principal”), pursuant to which the Company purchased for the Principal’s interest certain loan receivables and related interest and rights (collectively, the “Target Loan”) from a wholly-owned subsidiary of China CITIC Financial Asset Management Co., Ltd for an aggregate consideration of HKD 101 million, and subsequently transferred the Target Loan to the Principal. Pursuant to the Entrustment Agreement between the Principal and Capital Nine Holding Limited (a subsidiary of the Company), the Principal shall pay to the Company the aggregate consideration for the Target Loan in instalments by November 30, 2026 and related funding expenses at 8% per annum. The Entrustment Agreement also sets forth relevant safeguard provisions with respect to the Company’s rights to receive aggregate consideration for the Target Loan, including pledge and custody arrangements.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: June 1, 2026

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